Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board
MYT Netherlands Parent B.V.:

We consent to the use of our report dated November 23, 2020, except as to Note 27, which is as of January 15, 2021, with respect to the consolidated statements of financial position of MYT Netherlands Parent B.V. as of June 30, 2020, 2019, 2018 and July 1, 2017, the related consolidated statements of profit and comprehensive income, changes in equity, cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes, incorporated herein by reference.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Munich, Germany
January 22, 2021